

September 29, 2015

Kevin T. Hardy, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 N. Wacker Drive
Chicago, IL 60606

Re: The Cushing MLP Infrastructure Fund II
        File No. 811-23093

Dear Mr. Hardy:

On September 1, 2015, you filed a registration statement on Form N-2 in connection with the registration under the Investment Company Act of 1940 (the "Investment Company Act") of common units of beneficial interest of Cushing MLP Infrastructure Fund II (the "Fund"). We have reviewed the registration statement, and have provided our comments below. For convenience, we generally organized our comments using headings, defined terms, and page numbers from the registration statement. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

PROSPECTUS

Part A — Information Required in a Prospectus

Item 3 — Fee Table (Page 1)

1.   Footnote (1) to the fee table states that the Master Fund pays an investment management fee of 1% of Managed Assets. Please explain to us how the Master Fund's derivative investments are valued for purposes of calculating Managed Assets, and confirm to us that the Master Fund will not use the notional value of its derivative investments for purposes of calculating Managed Assets.

In addition, part (iii) of footnote (1) indicates that the Master Fund may obtain financial leverage by reinvesting collateral received for securities loaned in accordance with the Fund's investment objectives and policies. The obligation to return the collateral may be deemed a senior security within the meaning of Section 18(g) of the Investment Company Act. Please explain to us how the Master Fund will meet its obligations under Section 18 with respect to collateral which the Master Fund reinvests.

2.   Footnote (2) to the fee table states that the Adviser has contractually agreed to waive a portion of the Management Fee or reimburse the Master Fund for certain expenses for the one year period ending September 1, 2016. Since this is less than one year from the effective date of the registration statement, please delete the effect of this fee waiver/expense reimbursement agreement from the fee table. Alternatively, please revise footnote (2) to state that this agreement will be in effect through a date that is at least one year from the effective date of the registration statement. If the fee waiver/expense reimbursement agreement will be in effect for at least one year from the effective date of the registration statement, please move the notation for footnote (2) from the "Other Expenses" line item to the "Fee Waiver and/or Expense Reimbursement" line item. If there are waivers at the Master Fund level, they should be included in the "Fee Waiver and/or Expenses Reimbursement" line item.

Item 3 — Example (Page 2)

3.   The staff calculated different expense amounts for all four of the periods in the Example. Please check these calculations, and revise accordingly.

Item 8 — General Description of the Registrant

8.2   Investment Objectives and Policies (Page 3)

4.   The fifth paragraph of this section states that the Fund will invest at least 80% of its assets in "securities of MLPs and MLP Affiliates *or* companies operating in the infrastructure sector." (Emphasis added.)   Since the name of the Fund includes the term "MLP Infrastructure," the Fund must have a policy to invest at least 80% of the value of its assets in MLP infrastructure companies. See Rule 35d-1(a)(2)(i) under the Investment Company Act. The Fund's current 80% policy, on the other hand, would enable it to invest exclusively in non-infrastructure MLPs. Please revise the Fund's 80% policy to state that the Fund will invest at least 80% of the value of its assets in MLP infrastructure companies.

5.   The seventh paragraph of this section states that, generally, no more than 50% of the Fund's portfolio will be invested in private investment in public equity ("PIPE") transactions or other private or restricted securities. Please explain to us whether the Fund will invest in private funds, i.e., private oil and gas funds, private commodity pools, or private investment companies such as private equity funds and hedge funds. If the Fund will invest in private funds, please disclose the Fund's limit for these types of investments.

6.   The penultimate paragraph of this section states that Fund may invest in debt securities rated below-investment grade. Please include the term "junk bonds" in this disclosure, and provide a maturity policy regarding the Fund's investments in debt securities. Please also revise the risk captioned "Below Investment Grade and Unrated Debt Securities Risk" on page 14 of the registration statement to specifically refer to "junk bonds" in the caption and in the accompanying disclosure.

8.3   Risk Factors (Page 12)

7.   This section describes the various risks of investing in the Fund, including risks associated with the Fund's investments in non-U.S. companies, emerging markets, and small-cap and mid-cap companies, as well as risks related to the Fund's currency hedging strategy. Please disclose the Fund's investment strategies corresponding to each of these risks in the discussion of the Fund's investment policies.

In addition, this section describes (on page 15) the Fund's risks related to its strategic transactions, including those associated with a variety of derivative instruments such as credit default swaps.   Please provide a discussion of the Fund's derivative strategies described in this section in the discussion of the Fund's investment policies. Please also disclose that, when the Fund is a protection seller in a credit default swap, it will segregate assets equivalent to the full notional value of the credit default swap.

Item 9 — Management

9.1(c) Portfolio Management (Page 24)

8.   This section provides information regarding the Fund's three portfolio managers. Please state whether the three individuals are jointly and primarily responsible for the day-to-day management of the Fund's portfolio, and for each portfolio manager, provide a brief description of the portfolio manager's role among the portfolio manager group (e.g., lead member). See Instruction to Item 9.1(c) of Form N-2.

GENERAL COMMENTS

9.   Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

10.   Response to this letter should be in the form of an amendment filed pursuant to the Investment Company Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

11.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require to make an informed decision. Since the Fund and its management are in possession of

all facts relating to the Fund's disclosures, they are responsible for the accuracy and adequacy of the disclosures they have made.

* * * * * * *

Notwithstanding our comments, the Fund should furnish a letter acknowledging that the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions prior to filing an amendment, please feel free to contact me at (202) 551-6959.

Sincerely,

/s/ Edward P. Bartz

Edward P. Bartz
Senior Counsel